Exhibit 99.1

Akanda Corp. Signs Share Purchase and Escrow Agreements for the Sale of Portuguese Assets to Somai Pharmaceuticals

London, February 29, 2024 – Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN), an international medical cannabis company, today announced the signing of a definitive Share Purchase Agreement and Escrow Agreement with Somai Pharmaceuticals Unipessoal, LDA (“Somai”), marking a significant milestone in the sale of its Portuguese subsidiary, RPK BioPharma Unipessoal, LDA (“RPK”). This strategic move underscores both companies’ commitment to advancing the medical cannabis industry and enhancing patient access to high-quality cannabis treatments.

Under the terms of the Share Purchase Agreement, Somai will acquire RPK, Akanda’s indirect Portuguese subsidiary, for a total consideration of Two Million United States Dollars (USD $2,000,000). In accordance with the Escrow Agreement, a deposit of Five Hundred Thousand United States Dollars (USD $500,000) has been placed into escrow, with the balance due upon fulfillment of the closing conditions.

The execution of the Share Purchase Agreement and Escrow Agreement follows the Amended Non-Binding Letter of Intent (“LOI”) announced on February 1, 2024, and represents a crucial step towards the transaction’s completion. The closing of the proposed sale is subject to customary due diligence, representations, warranties, covenants, indemnities, and other closing conditions.

Following the successful execution of this transaction, Akanda Corp. will be in a stronger financial position and will continue to strengthen its presence in the global cannabis market through its wholly-owned United Kingdom (UK) subsidiary, Canmart. Canmart is a licensed importer and distributor of Cannabis-Based Products for Medicinal use (CBPMs) in the UK. and provides third party and specialist import and distribution services for Schedule 2 products including CBPM’s. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products. Beyond its operations in the UK, Akanda is also developing the Gabriola Green Project in British Columbia, Canada. This farming property is set to host facilities for the production of THC and cannabinoid (CBD) products, reflecting the Company’s commitment to expanding its footprint and advancing its projects across both Europe and North America.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. These statements include, among others, statements regarding the completion of the offering, the anticipated proceeds from the offering and the use of such proceeds. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.